FLATWORLD ACQUISITION CORP.’S ORDINARY SHARES AND WARRANTS TO COMMENCE TRADING SEPARATELY ON FEBRUARY 4, 2011

February 3, 2011 – New York, NY and Road Town, Tortola, British Virgin Islands – FlatWorld Acquisition Corp. (OTCBB:FTWAU) (the “Company”), a blank check company formed for the purpose of acquiring or merging with an operating business in either the global business services sector or emerging Asian markets including China and India, announced today that Rodman & Renshaw, LLC, the representative of the underwriters of its initial public offering of units, which was consummated on December 15, 2010, has notified the Company that commencing February 4, 2011, the holders of the Company’s units may elect to separately trade the ordinary shares and warrants underlying the units. Those units not separated will continue to trade on the Over-The-Counter Bulletin Board under the symbol “FTWAU” and each of the ordinary shares and the warrants will trade under the symbols “FTWA” and “FTWAW”, respectively.

Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc. (Nasdaq: RODM) acted as book-running manager of the offering.  EarlyBirdCapital, Inc. and Ladenburg Thalmann & Co. Inc., a subsidiary of Ladenburg Thalmann Financial Services Inc. (NYSE Amex: LTS), acted as co-managers of the offering.

 A registration statement relating to the units and the underlying securities (including those sold pursuant to the over-allotment) was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on December 9, 2010. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Copies of the final prospectus relating to the offering dated December 9, 2010, may be obtained for free by visiting the SEC website at http://www.sec.gov. Alternatively, a copy of the prospectus related to this offering may be obtained from Rodman & Renshaw, LLC, Prospectus Department, 1251 Avenue of the Americas, New York, NY, 10020, telephone: 212-430-1710 or email: prospectus@rodm.com.

About FlatWorld Acquisition Corp.

FlatWorld Acquisition Corp. is a blank check company formed for the purpose of acquiring or merging with an operating business in either the global business services sector or emerging Asian markets including China and India.  The Company’s target business will not be limited to a particular industry, geographic region, or a minimum transaction value.

Company Contact

Contact: Jeffrey A. Valenty

President

212-796-4004

Valenty@FlatWorldCapital.com

Source: FlatWorld Acquisition Corp.